Annex A

Transactions in the Class A Shares since Amendment No. 5 and ending on May 29, 2025

Legal Entity	Trade Date	Amount	Trade Price ($)	Buy/Sell
BlackRock Fund Advisors	5/12/2025	120	38.27	Buy
BlackRock Fund Advisors	5/13/2025	200	38.97	Buy
BlackRock Fund Advisors	5/15/2025	680	38.86	Buy
BlackRock Fund Advisors	5/19/2025	400	38.01	Buy
BlackRock Fund Advisors	5/20/2025	186,480	38.83	Buy
BlackRock Fund Advisors	5/21/2025	11,160	38.09	Buy
BlackRock Fund Advisors	5/21/2025	880	38.09	Sell
BlackRock Fund Advisors	5/22/2025	3,920	38.01	Buy
BlackRock Fund Advisors	5/23/2025	6,160	38.16	Buy
BlackRock Fund Advisors	5/27/2025	3,200	38.54	Buy
BlackRock Fund Advisors	5/28/2025	5,200	38.19	Buy
BlackRock Fund Advisors	5/29/2025	2,600	37.28	Buy
BlackRock Investment Management (UK) Limited	5/29/2025	796	37.28	Buy